Exhibit 99.1
Explanatory Note

This Form 6-K/A amends the disclosure furnished on Form 6-K by Shinhan Financial Group on 26 February 2019.

The amendment is to correct Agenda Item No.2 Approval of Revision to Articles of Incorporation and Additional Information - VI. Related party transactions in the convocation letter. All other information in the disclosure dated 26 February 2019 remains unchanged.

Agenda Item No. 2 Approval of Revision to Articles of Incorporation

Current Provisions	Proposed Amendments	Remarks
Article 4 (Method of Public Notices) Public notices of the Company shall be made in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun, daily newspapers published in Seoul.

Article 4 (Method of Public Notices)

Public notices of the Company shall be published on its internet homepage (http://www.shinhangroup.com). Provided, however, that if technical difficulties or other issues disrupt publication of notices on the Company’s internet homepage, notices will be published in Hankuk Kyongje Shinmun and Maeil Kyongje Shinmun, a daily newspaper published in Seoul.

Amendment proposed to expedite the means for providing prompt and efficient public notices, and to comply with the requirement to provide public notice in advance (one month) of the enforcement of the Act on Electronic Registration of Stocks, Bonds, Etc.

Article 20 (Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than existing shareholders of the Company, by the resolution of the Board of Directors, to the extent that the total face value of the bonds shall not exceed one (1) trillion Won, in any of the following cases:

1. ~ 4. [No change]

(2)~(5) [No change]

Article 20 (Issuance of Convertible Bonds)

(1) The Company may issue convertible bonds to persons other than existing shareholders of the Company, by the resolution of the Board of Directors, to the extent that the sum of the aggregate face value of the bonds and the issue amount of the convertible stocks under Article 11(4) and the issue amount of the Contingent Convertible Capital Securities under Article 23-2(1) hereof shall not exceed one (1) trillion Won, in any of the following cases

Amendment suggested to provide that the maximum issue amount of convertible bonds is to be aggregated with a sum of the maximum issue amount of convertible stocks and contingent convertible capital securities.

VI. Related Party Transactions

Related party transactions with subsidiaries

Loans to Subsidiaries (in KRW bil.)	Loan Type	Origi-nation Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2018)	Dec-rease	Inc-rease	Others1)	Ending Balance (Dec. 31, 2018)
Shinhan Card	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	KRW	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2018-02-22	2023-02-22	2.90%	-	-	100	-	100
Shinhan Capital	KRW	2013-01-18	2018-01-18	3.18%	50	50	-	-	-
	KRW	2013-09-05	2018-09-05	3.61%	80	80	-	-	-
	KRW	2014-01-27	2019-01-27	3.60%	50	-	-	-	50
	KRW	2016-03-16	2021-03-16	1.90%	50	-	-	-	50
	KRW	2016-04-27	2019-04-27	1.63%	100	-	-	-	100
	KRW	2017-03-22	2022-03-22	2.22%	50	-	-	-	50
	KRW	2017-04-20	2022-04-20	2.21%	50	-	-	-	50
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2017-08-24	2022-08-24	2.37%	50	-	-	-	50
	KRW	2018-01-22	2023-01-22	2.75%	-	-	50	-	50
Shinhan Alternative Investment	KRW	2017-11-22	2018-11-21	2.24%	5	5	-	-	-
	KRW	2018-11-21	2019-11-20	2.36%	-	-	5	-	5
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-	-	50
	KRW	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
Shinhan Life Insurance	USD	2018-11-30	2028-11-30	5.10%	-	-	393	-1	391
Total					1,235	135	548	-1	1,646

1) Changes resulting from applicable exchange rates difference